Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

Lennar Announces Preliminary Results of Exchange Offer

MIAMI, Nov. 24, 2025 /PRNewswire/—Lennar Corporation (NYSE: LEN and LEN.B) (“Lennar”) announced today that, based on preliminary results, its previously announced offer to exchange up to 33,298,764 shares of Millrose Properties, Inc. (NYSE: MRP) (“Millrose”) Class A stock it owns (approximately 20% of the total outstanding Millrose stock) for outstanding shares of Lennar Class A common stock (the “Exchange Offer”) was oversubscribed. The Exchange Offer expired at 12:00 midnight, New York City time, on November 21, 2025 (the “Expiration Date”). However, Lennar stockholders who provided a notice of guaranteed delivery have until 5:00 p.m. on November 25, 2025 to complete the guaranteed delivery procedures.

Under the terms of the Exchange Offer, for each share of Lennar Class A common stock that was validly tendered and not validly withdrawn by Lennar stockholders and that was accepted by Lennar pursuant to the terms of the Exchange Offer, the tendering stockholders will receive 4.1367 shares of Millrose Class A common stock (the “Final Exchange Ratio”).

According to the exchange agent for the Exchange Offer, Computershare Trust Company, N.A., 91,972,752 shares of Lennar Class A common stock were validly tendered and not validly withdrawn, including 31,341,148 shares that were tendered by notice of guaranteed delivery. Based on the Final Exchange Ratio, Lennar intends to accept 8,049,596 of the tendered shares in exchange for the 33,298,764 shares of Millrose Class A common stock offered by Lennar in the Exchange Offer.

Because the Exchange Offer was oversubscribed, Lennar is accepting only a portion of the shares of Lennar Class A common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned fewer than 100 shares of Lennar Class A common stock, or an “odd-lot,” who have validly tendered all of their shares, will not be subject to proration, in accordance with the terms of the Exchange Offer.

Based on the total number of shares of Lennar Class A common stock reported to be tendered prior to the Expiration Date, approximately 7.97% of the tendered shares of Lennar Class A common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the Exchange Offer. This preliminary proration factor is subject to change based on the number of tendered shares that fail to satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” shares that were validly tendered and are not subject to proration. Lennar expects to announce the final proration factor promptly following the expiration of the guaranteed delivery period.

Based on the preliminary count by the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”), the preliminary results of the Exchange Offer are as follows (assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the Exchange Offer):

•	Total number of shares of Lennar Class A common stock validly tendered and not validly withdrawn: 91,972,752

•	Shares tendered that were subject to proration: 91,193,971

•	Proration factor: 7.97%

•	“Odd-lot” shares tendered that were not subject to proration: 778,780

•	Total number of shares of Lennar Class A common stock accepted: 8,049,596

Shares of Lennar Class A common stock tendered but not accepted for exchange will be returned to the tendering stockholders in book-entry form promptly after the final proration factor is announced. In addition, the Exchange Agent will promptly credit shares of Millrose Class A common in book-entry form to accounts maintained by the Millrose transfer agent for tendering stockholders whose shares of Lennar Class A common stock were accepted in the Exchange Offer. Checks in lieu of fractional shares of Millrose Class A common stock will be delivered after the Exchange Agent has aggregated all fractional shares and sold them in the open market.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as dealer managers for the Exchange Offer. Vestra Advisors, LLC acted as exclusive financial advisor to Millrose.

About Lennar

Lennar Corporation, founded in 1954, is one of the nation’s leading builders of quality homes for all generations. Lennar builds affordable, move-up and active adult homes primarily under the Lennar brand name. Lennar’s Financial Services segment provides mortgage financing, title and closing services primarily for buyers of Lennar’s homes and, through LMF Commercial, originates mortgage loans secured primarily by commercial real estate properties throughout the United States. Lennar’s Multifamily segment is a nationwide developer of high-quality multifamily rental properties. LENX drives Lennar’s technology, innovation and strategic investments.

Forward-Looking Statements

This communication contains certain statements about Lennar and Millrose that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar’s and Millrose’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lennar and Millrose of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Lennar’s and Millrose’s anticipated financial results, and other statements that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar’s and Millrose’s respective periodic reports filed from time to time with the SEC, the Registration Statement relating to the Exchange Offer and the Prospectus forming a part of it, the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a Registration Statement on Form S-4 that includes the Prospectus. The Exchange Offer was made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar has distributed the Prospectus to holders of Lennar Class A common stock. Lennar has filed with the SEC a Schedule TO, as amended from time to time, which contains important information about the Exchange Offer.

Holders of Lennar Class A common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Lennar Class A common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.envisionreports.com/lennarexchange.

Lennar has retained Georgeson LLC as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States and Canada).

Contact:

Ian Frazer

Investor Relations

Lennar Corporation

(305) 485-4129